[Exhibit 17.1 - Andrew L. Jones's Resignation Letter]


                                      [Premier Logo]




August 5, 2005





The Board of Directors
Premier Development and Investment, Inc.
7475 Skillman, Suite C-102
Dallas, TX  75231

Re: Resignation

Dear Fellow Board Members:

I hereby tender my resignation effective immediately as President, Secretary and Treasurer and my seat on the Board of Directors of Premier Development & Investment, Inc. ("the Company"), as well as any additional officer or director positions I have on any subsidiary or affiliated companies and partnerships. I request that you accept this resignation request thereby making it effective immediately.

I would like to thank the other Board members and officers of the Company, as well as its shareholders, for their support during my tenure. I enjoyed working with each and every one of you on the many challenges we faced bringing the Company from a development stage idea into an operational entity.

Unfortunately other business interests have recently prevented me from devoting the time necessary to effectively carry out my duties to the Company and its shareholders. Furthermore, as a result of these other growing business interests, I do not foresee having the time necessary to properly execute the duties required of me.

I wish for nothing but the continued success of the Company and for everyone who has helped it get to its present stage of development.



                                        Very truly yours,


                                        /s/ Andrew L. Jones
                                        Andrew L. Jones